[redacted]

10028655

BB 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 31 2010 PROCESSING WASH. DC SECTION

SEC FILE NUMBER
8- 30790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2009 (MM/DD/YY) AND ENDING January 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC COMMONWEALTH CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, David B., CPA
(Name – *if individual, state last, first, middle name*)

76 Main Street, Suite A (Address) Tiburon (City) California (State) 94920 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Marin

Subscribed and sworn to before me on this 29th day of March, 2010, by Melanie K. Hoffner, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature

Chief Financial Officer

Title

Notary Public

MICHELE SALINAS
COMM. # 1755600
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JULY 31, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FILE # 8-30790

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

JANUARY 31, 2010 and 2009

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

January 31, 2010 and 2009

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
[415] 435-5966

Independent Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2010 and January 31, 2009 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements, and the supplemental schedules discussed below, are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation at January 31, 2010 and January 31, 2009, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Bennett

March 24, 2010

Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2010 AND 2009

See Accountant's Audit Report

ASSETS

	2010	2009
Cash and equivalents	$ 325,052	$ 316,667
Accounts receivable - affiliate	3,989	4,808
Prepaid income taxes	-0-	451
Prepaid expenses	2,607	1,117
Refundable deposits	3,570	3,570
TOTAL ASSETS	$ 335,218	$ 326,613

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Income taxes payable	$ 158	$ -0-
Accounts payable - affiliate	5,000	-0-
Total Liabilities	5,158	-0-
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding	2,500	2,500
Additional paid-in capital	322,500	322,500
Retained earnings	5,060	1,613
Total Stockholder's Equity	330,060	326,613
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 335,218	$ 326,613

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

See Accountant's Audit Report

	2010	2009
FEE INCOME:		
Consulting	$ 13,397	$ 13,068
Total Income	13,397	13,068
OPERATING EXPENSES:		
Administration	6,881	12,527
Automobile	32	46
Dues and subscriptions	600	400
Furniture and equipment rental	76	102
Insurance	1,862	1,830
Interest	-0-	42
Legal and accounting	5,000	4,870
Office expense	60	134
Postage	209	311
Promotion and entertainment	11	9
Rent	441	451
Registration and assessment fees	1,755	829
Salaries	700	700
Taxes and licenses	14	14
Taxes - payroll	55	55
Telephone	69	66
Travel	171	200
Utilities	6	5
Total Operating Expenses	17,942	22,591
OPERATING INCOME (LOSS)	(4,545)	(9,523)
OTHER INCOME:		
Dividends	-0-	1,535
Interest	9,401	10,686
Miscellaneous	-0-	-0-
Total Other Income	9,401	12,221
NET INCOME BEFORE TAXES	4,856	2,698
TAXES ON INCOME	1,409	1,085
NET INCOME AFTER TAXES	3,447	1,613
Add: Retained Earnings, beginning of year	1,613	253,550
Less: Distributions to shareholder	-0-	(253,550)
RETAINED EARNINGS, END OF YEAR	$ 5,060	$ 1,613

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

See Accountant's Audit Report

	Common Stock	Paid-in Capital	Retained Earnings	Total
Stockholder's equity, January 31, 2008	$ 2,500	$ 260,000	$253,550	$ 516,050
Contributed capital		62,500		62,500
Distribution to shareholder			(253,550)	(253,550)
Net income			1,613	1,613
Stockholder's equity, January 31, 2009	2,500	322,500	1,613	326,613
Net income			3,447	3,447
Stockholder's equity, January 31, 2010	$ 2,500	$ 322,500	$ 5,060	$330,060

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

See Accountant's Audit Report

	2010	2009
Cash Flows From Operating Activities:		
Net income	$ 3,447	$ 1,613
Items not affecting cash	-0-	-0-
(Increase) decrease in receivables	819	1,780
(Increase) decrease in prepaid expenses	(1,490)	1,489
(Increase) decrease in prepaid taxes	451	285
Increase (decrease) in payables	5,000	-0-
Increase (decrease) in taxes payable	158	-0-
Net cash provided by operating activities	8,385	5,167
Cash Flows From Investing Activities:		
Net cash provided (used) by investing activities	-0-	-0-
Cash Flows From Financing Activities:		
Contributed capital	-0-	62,500
Distributions to stockholder	-0-	(253,550)
Net cash provided (used) by financing activities	-0-	(191,050)
Net Increase (Decrease) in Cash and Equivalents	8,385	(185,883)
Cash and Equivalents at Beginning of the Year	316,667	502,550
Cash and Equivalents at End of the Year	$325,052	$316,667

Supplemental Disclosures of Cash Flow Information:

	2010	2009
Cash paid for taxes	$ 1,251	$ 1,536
Interest paid on borrowing	$ -0-	$ 42

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, the Company, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Company's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Income Taxes

Income tax expense may differ from the actual amount payable due to the different treatment of certain items for financial statement purposes and for income tax purposes. The resulting difference, if any, affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

Related Party Transactions

The Company shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. The Company is allotted a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The Company also receives consulting income from its affiliated corporation. There is no way to determine what the financial condition and results of operations would be if the Company operated as an independent company.

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 2 - Administration

Administration charges reflect amounts paid to the Company's parent holding company for operating expenses and charges.

Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

	2010	2009
Federal Income Tax	$ 609	$ 285
State Income Tax	800	800
Total Income Tax Expense	$1,409	$1,085

Note 4 - Commitments and Contingencies

The Company signed a two-year lease, subject to two one-year options, on its present office located in Tiburon, California on October 1, 2009. The minimum lease payment for the remainder of this lease is now $59,500, but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Company's financial position.

Note 5 - Credit Risks and Fair Value of Financial Instruments

The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash, cash equivalents and investment securities.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

Cash Equivalents

The Company invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

Investment Securities

For securities held for investment purposes, fair values are estimated by management based on relevant market information and information about the securities.

The fair value estimates discussed above are made at a specific point in time and involve significant judgement and certain assumptions. In addition, the tax ramifications related to the realization of any unrealized gains and losses have not been considered in the estimates.

Note 6 - Net Capital Requirements

The Company is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2010, the Company had net capital of $319,112, which was $69,279 in excess of its requirement.

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2010

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission (SEC) Rule 17a-5

To the Stockholder
Pacific Commonwealth Corporation

I have audited the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2010 and have issued my report thereon dated March 24, 2010. In planning and performing the audit I made a study and evaluation of the system of internal accounting control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance that I considered relevant to the objectives stated in rule 17a-5 in their making the periodic computations of their aggregate indebtedness and their net capital. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review practices that would relate to those activities.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from a misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Furthermore, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended January 31, 2010, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believe to be material.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 24, 2010
Tiburon, California

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2010 and have issued my report thereon dated March 24, 2010. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Company's net capital as reflected on its January 31, 2010 audited financial statement with the amount reported on its January 31, 2010 FOCUS report.

As the attached calculation indicates, the amount previously reported on the Company's FOCUS report is $158 more than that reflected on its audited financial statement. The difference is attributable to the calculation of year-end taxes.

A summary of the differences is as follows:

	Audit	FOCUS	Diff
Net stockholder's equity	$ 330,060	$ 330,217	$ 157
Less: Non-allowable asset items	10,166	10,166	-0-
Haircuts	782	782	-0-
Net Capital	$ 319,112	$ 319,279	$ 157

David Bennett

March 24, 2010
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2010

AGGREGATE INDEBTEDNESS

Total liabilities for net capital purposes	$5,158
Less: deductions and/or changes	-0-
Total Aggregate Indebtedness	$5,158

NET CAPITAL

Total capital (stockholder's equity) per balance sheet	$ 330,217
Less: non-allowable asset items	10,166
haircuts on securities	782
Total Net Capital	$ 319,279

NET CAPITAL REQUIREMENT

Net capital from above	$ 319,279
Minimum net capital requirement	250,000
Excess Net Capital	$ 69,279

PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.61%

RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported by auditor	$ 319,112
Net capital as reported on FOCUS report	319,279
Difference	$ (157)